Filed by o2wireless Solutions, Inc.

Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: o2wireless Solutions, Inc.
Commission File No. 0-31295

Date: August 20, 2002

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including future financial and operating results, benefits and synergies of the proposed merger, tax and accounting treatment of the proposed merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as “believes,” “expects,” “projects,” “plans,” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the proposed merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in o2wireless’ reports filed with the SEC. o2wireless disclaims any responsibility to update these forward-looking statements.

     Baran Group, Ltd. intends to file a Registration Statement on Form F-4 relating to the proposed merger. When the Registration Statement is filed, it will contain a prospectus of Baran Group relating to the shares to be issued in the proposed merger, and the proxy statement of o2wireless relating to the special meeting of shareholders of o2wireless at which the merger agreement will be considered and voted upon by its shareholders. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form F-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Baran Group free of charge by requesting them in writing from Baran Group, Ltd., Baran House, 8 Omarim st. Industrial Park, Omer, Israel 84965, Attention: Corporate Secretary, or by telephone at 972-8-6200200. You may obtain documents filed with the SEC by o2wireless free of charge by requesting them in writing from o2wireless Solutions, Inc., 440 Interstate North Parkway, Atlanta, Georgia 30339, Attention: Corporate Secretary, or by telephone at (770) 763-5620.

     o2wireless, Baran Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of o2wireless in connection with the proposed merger. Information about such directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their securities holdings, vesting of options, potential compensation arrangements and other matters will be set forth in the proxy statement/prospectus to be filed with the SEC and mailed to o2wireless shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

     Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

o2wireless Solutions Reports Second Quarter 2002 Results

ATLANTA - August 20, 2002 — o2wireless, Inc. (Nasdaq/NM: OTWO), a leading provider of outsourced network services to the global wireless telecommunications industry, today reported its financial results for the second quarter and six months ended June 30, 2002.

Continuing Operations

Revenues for the second quarter of 2002 were $10.8 million, a decrease of 57% from the $25 million reported in the second quarter of 2001. The Company reported a net loss from continuing operations for the second quarter of 2002 of $15.2 million or $0.54 per basic and diluted share, compared to a reported net loss from continuing operations of $4.1 million or $0.15 per basic and diluted share in the second quarter of 2001. The 2002 second quarter loss reflects decreased margins, restructuring charges, merger-related expenses, the overall decline in network construction activity and the continued reduction or delay of capital expenditures by some of the Company’s customers, particularly equipment manufacturers.

Revenues for the six months ended June 30, 2002 were $33.4 million, a decrease of 37% from the $52.8 million reported in the same period a year ago. Net loss from continuing operations for the first six months of 2002 was $47.3 million or $1.69 per basic and diluted share, compared to a net loss of $10.8 million or $0.39 per basic and diluted share in the corresponding period a year ago. The net loss for the 2002 six-month period includes the write-off of approximately $28.8 million in goodwill taken in the first quarter of 2002.

Discontinued Operations

In June 2002, the Company’s Board of Directors formally approved the sale of o2wireless Lighting, Inc. The Company has classified o2wireless Lighting as held for sale and reflected it as a discontinued operation in its financial statements. The Company expects the sale of o2wireless Lighting to be completed by the fourth quarter of 2002. Also included in discontinued operations is the sale of the Specialty Drilling, Inc., which occurred in the first quarter of 2001.

Revenues for the second quarter of 2002 for o2wireless Lighting were $1.5 million, a decrease of 46% from the $2.8 million reported in the second quarter of 2001. The net loss for o2wireless Lighting for the second quarter of 2002 was $95,000, compared to net income of $164,000 for the second quarter of 2001.

Revenues for o2wireless Lighting for the six months ended June 30, 2002 were $3.0 million, a decrease of 44% from the $5.4 million reported in the same period of 2001. The o2wireless Lighting net loss for the six months ended June 30, 2002 was $263,000 compared to a net income of $266,000 for the six months ended June 30, 2001.

Recent Developments

Baran Group, Ltd. has notified the Company that, based upon the results of operations of the Company for the second quarter ended June 30, 2002, the ability of Baran to complete the merger transaction with the Company will be subject to Baran’s further review and evaluation of the Company’s current financial condition and third quarter operations. This review is expected to be completed within 30 days, and if Baran determines to proceed with the merger, it is likely that the exchange ratio will be reduced. Management of the Company expects to receive additional advances under the working capital loan agreement with Baran, assuming Baran proceeds with the merger. The terms of the merger agreement remain in effect and Baran will continue to provide management consulting services to the Company under the management consulting agreement entered into between the parties in connection with the merger. If Baran determines not to proceed with the merger, the Company would be required to consider refinancing the existing credit facility, negotiating the sale of the Company to another acquirer, or pursuing other alternatives which may not be available to the Company.

About o2wireless — We are already there(SM)

o2wireless Solutions provides outsourced telecommunications services to wireless services providers, equipment vendors and tower companies. o2wireless’ full suite of services includes planning, design, deployment and on-going support of wireless voice and data telecommunications networks. It has contributed to the design and implementation of more than 50,000 communications facilities in all 50 US states and in 30 countries. o2wireless offers expertise in all major technologies, including 2.5G and 3G technologies. The company is headquartered in Cumming, Georgia. For more information, please visit www.o2wireless.com.

Baran Group, Ltd. intends to file with the SEC a Registration Statement on Form F-4 relating to the proposed merger. When the Registration Statement is filed, it will contain a prospectus of Baran Group relating to the shares to be issued in the merger, and a proxy statement of o2wireless relating to the special meeting of shareholders of o2wireless at which the merger agreement will be considered and voted upon by its shareholders. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form F-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Baran Group free of charge by requesting them in writing from Baran Group, Ltd., Baran House, 8 Omarim St. Industrial Park, Omer, Israel 84965, Attention: Corporate Secretary, or by telephone at 972-8-6200200. You may obtain documents filed with the SEC by o2wireless free of charge by requesting them in writing from o2wireless Solutions, Inc., 2355 Industrial Park Blvd., Cumming, Georgia 330041, Attention: Corporate Secretary, or by telephone at (678) 455-1153.

o2wireless and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of o2wireless in connection with the merger. Information about such directors and executive officers and their ownership of o2wireless stock is set forth in the proxy statement for o2wireless’ 2002 annual meeting of shareholders and will be set forth in the proxy statement/prospectus to be mailed to o2wireless shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Certain statements contained in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect,” or “intend.” Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contemplated by these statements. Such risks and uncertainties include, but are not limited to, general economic conditions, demand for outsourced wireless network services, competition in the wireless services industry, the Company’s ability to manage its growth and operations effectively, the Company’s ability to implement its business strategies, fluctuations in quarterly operating results and other uncertainties detailed from time to time in the Company’s Securities and Exchange Commission filings.

CONTACT:

Joel Strimban
Vice President
o2wireless Solutions
(678) 455-1182
jstrimban@o2wireless.com

o2wireless Solutions, Inc.

Unaudited Condensed Consolidated Statements of Operations
(In thousands, except per share data)

o2wireless Solutions

	Three months		Six months

	June 30,	June 30,	June 30,	June 30,
	2001	2002	2001	2002

Revenues	$25,006	$10,794	$52,754	$33,371
Operating Expenses:
Cost of Revenues	20,272	14,332	42,728	33,769
Selling, general, and administrative expenses	6,780	6,124	15,623	11,862
Management fees	—	400	—	400
Merger-related expenses	—	1,124	—	1,124
Restructuring charge	—	3,004	1,100	3,427
Restructuring credit	—	—	—	(314)
Depreciation	322	413	633	760
Intangible amortization	38	155	75	201
Goodwill amortization	1,580	—	3,148	—
Goodwill impairment	—	—	—	28,753

Operating loss	(3,986)	(14,758)	(10,553)	(46,611)
Other (expense) income:
Interest (expense) income, net	(223)	(442)	(409)	(666)
Other	143	5	157	15

Loss from continuing operations before taxes	(4,066)	(15,195)	(10,805)	(47,262)
Income tax expense	—	—	—	—

Loss from continuing operations	(4,066)	(15,195)	(10,805)	(47,262)
Discontinued Operations:
Loss from discontinued operations	164	(95)	70	(263)
Gain (loss) on disposal of discontinued operations	—	(3,400)	(588)	(3,116)

Net loss	$(3,902)	$(18,690)	$(11,323)	$(50,641)

The comments in the attached press release should be read in conjunction with these unaudited condensed consolidated Financial Statements

	Three months		Six months

	June 30,	June 30,	June 30,	June 30,
	2001	2002	2001	2002

Net loss per common share - basic and diluted
Loss from continuing operations	$(0.15)	$(0.54)	$(0.39)	$(1.69)
Loss from discontinued operations	$0.01	$(0.01)	$—	$(0.01)
Loss on disposal of discontinued operations	$—	$(0.12)	$(0.02)	$(0.11)

Net loss per common share - basic and diluted	$(0.14)	$(0.67)	$(0.41)	$(1.81)

Shares outstanding:
Basic and diluted	27,938	27,938	27,843	27,938

o2wireless Solutions, Inc.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31,	June 30,
	2001	2002

ASSETS
Current assets:
Cash and cash equivalents of continuing operations	$4,528	$4,753
Cash and cash equivalents of discontinued operations	71	121
Contract revenues receivable, net	23,444	12,527
Costs and estimated earnings in excess of billings	15,456	7,324
Inventories, net	539	134
Other current assets	2,297	1,889
Other assets of discontinued operations	4,890	4,505

Total current assets	51,225	31,253
Property and equipment, net	3,498	2,431
Goodwill, net	28,775	—
Other intangible assets	112	—
Other assets, net	167	124

Total assets	$83,777	$33,808

LIABILITIES, REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY
Current Liabilities
Affiliate notes payable, current portion	$1,279	$617
Current portion of other indebtedness	442	106
Accrued earn-out	1,650	1,650
Accounts payable	9,144	2,676
Accrued expenses	9,240	10,013
Line of credit	—	7,655
Working capital loan agreement	—	4,930
Billings in excess of costs and estimated earnings on uncompleted contracts	1,137	158
Other current liabilities	358	572
Liabilities of discontinued operations	631	3,735

Total current liabilities	23,881	32,112
Affiliate notes payable, less current portion	23	—
Other long-term indebtedness, less current portion	7,502	429
Other long term liabilities	674	—

Total liabilities	32,080	32,541
Commitments and contingencies	—	—
Total stockholders’ equity	51,697	1,267

Total liabilities, redeemable preferred stock, and stockholders’ equity	$83,777	$33,808

The comments in the attached press release should be read in conjunction with these unaudited condensed consolidated Financial Statements